

July 18, 2011

Via Email
Michael J. Fowler
Senior Vice President and Chief Financial Officer
Green Bankshares, Inc.
100 North Main Street
Greeneville, TN 37743

> **Re: Green Bankshares, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2011**
> **File No. 000-14289**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed July 1, 2011

General

1. Revise the proxy to clarify that, as majority shareholder, NAFH would have the ability to compel a merger between Green Bankshares and NAFH. Revise your disclosure to explain to shareholders the impact of such a transaction upon their Green Bankshares stock, including any conflict of interest between NAFH and the Green Bankshares board in negotiating the merger consideration.

Projected Financial Information, page 13

2. In light of the fact that the CVR is contingent on the amount of net charge-offs incurred on GreenBank's loans existing as of May 5, 2011, please revise to disclose projected net charge-offs to the extent they were provided to NAFH.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: D. Scott Holley
             Bass, Berry & Sims PLC